UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 001-34195

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Layne Christensen Company

Full Name of Registrant

1800 Hughes Landing Blvd., Suite 700

Address of Principal Executive Office (Street and Number)

The Woodlands, Texas 77380

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The management of Layne Christensen Company (the “Company”) has determined that the Company requires additional time to complete its operational analysis and financial outlook in order to complete relevant disclosures for inclusion in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2014. As a result, the Company was unable to complete and file the Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2014 by the prescribed filing deadline (June 9, 2014) without unreasonable effort and expense.

The Company intends to file its Form 10-Q within the 5-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contract in regard to this notification.

James R. Easter	(281)	475-2600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its Form 10-Q for the three months ended April 30, 2014 will contain results of operations that reflect a significant change from the three months ended April 30, 2013, due to a decrease in revenues and an increase in net loss for the three months ended April 30, 2014 as compared to the same period in 2013. The decrease in revenues and increase in net loss was primarily due to the global weakness experienced in the mining exploration industry and continuing weak demand in the U.S. and South America for infrastructure projects. A reasonable estimate of results is not available until we complete our operational analysis that is currently in process.

Forward Looking Statements

This Form 12b-25 includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. These forward-looking statements include statements regarding the timing for filing the Company’s Form 10-Q for the three months ended April 30, 2014. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including but not limited to: the outcome of the ongoing internal investigation into, among other things, the legality, under the FCPA and local laws, of certain payments to agents and other third parties interacting with government officials in certain countries in Africa relating to, among other things, the payment of taxes, the importing of equipment and the employment of expatriates (including any government enforcement action which could arise out of the matters under review or that the matters under review may have resulted in a higher dollar amount of payments or may have a greater financial or business impact than management currently anticipates), prevailing prices for various commodities, the duration of the current slowdown in the mineral exploration market, unanticipated slowdowns in Layne’s major markets, the availability of credit, the risks and uncertainties normally incident to the construction industry, the timing for the completion of the existing unprofitable contracts in Heavy Civil, the ability to successfully obtain profitable contracts in Heavy Civil and Energy Services, the impact of competition, the effectiveness of operational changes expected to increase efficiency and productivity and reduce costs, worldwide economic and political conditions and foreign currency fluctuations that may affect worldwide results of operations. Many of the factors that will determine these items are beyond Layne’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. The reader is cautioned not to rely on these forward-looking statements. Other risks and uncertainties are described in detail in the Company’ Annual Report on Form 10-K for the fiscal year ended January 31, 2014 as filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update any such forward-looking statements.

Layne Christensen Company

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 10, 2014	By:	/s/ James R. Easter
James R. Easter
Senior Vice President and Chief Financial Officer